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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue, Suite 300
(No. and Street)

Memphis (City) TN (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Reid (901) 260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

999 S. Shady Grove Road, Suite 400 (Address) Memphis (City) TN (State) 38120 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duncan F. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duncan-Williams, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DEBRA S. SMITH STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Notary Public

MY COMMISSION EXPIRES: 01-12-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liabilities and Stockholders' Equity

Liabilities:		
Payable to brokers or dealers and clearing organization		$ 12,548,853
Securities sold, not yet purchased, at fair value		52,702,273
Other Liabilities:		
Accounts payable	$ 420,235	
Income taxes payable	247,626	
Deferred income taxes	290,200	
Accrued expenses and other	5,196,766	6,154,827
		71,405,953
Stockholders' Equity:		
Common stock:		
Class A (nonvoting) - authorized 1,000,000 shares issued and outstanding 728,675 shares with par value of $10 a share		7,286,750
Class B (voting) - authorized 6,000 shares, issued and outstanding 1,307 shares with par value of $1 a share		1,307
Additional paid-in capital		1,820,990
Retained earnings		21,352,570
		30,461,617
		$ 101,867,570

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

The Board of Directors
Duncan-Williams, Inc. and Subsidiaries
Memphis, Tennessee

We have audited the accompanying consolidated statement of financial condition of Duncan-Williams, Inc. and Subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duncan-Williams, Inc. and Subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 and the consolidating schedules is presented for purposes of additional information and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 22, 2012

999 S. Shady Grove Road, Suite 400, Memphis, TN 38120 | T 901.761.3000 | F 901.761.9667 | dhgllp.com

Duncan-Williams, Inc. and Subsidiaries

Consolidating Statement of Financial Condition

December 31, 2011

Assets	Duncan-Williams, Inc. *	Ofelia Capital, LLC	Eliminations	Consolidated Totals
Cash	$ 152,641	$ -	$ -	$ 152,641
Cash segregated under federal regulations	50,022	-	-	50,022
Receivable from brokers or dealers and clearing organization	783,443	-	-	783,443
Customer partially-secured receivable	557,297	-	-	557,297
Securities owned, at fair value	95,800,351	11,739	-	95,812,090
Securities owned, not readily marketable	8,200	-	-	8,200
Investment in wholly-owned subsidiaries	18,474	-	(18,474)	-
Furniture, equipment and leasehold improvements, net	1,063,227	-	-	1,063,227
Other Assets:				
Accrued interest on securities owned	350,015	-	-	350,015
Commissions, claims and notes receivables, net	1,514,166	-	-	1,514,166
Goodwill	579,457	-	-	579,457
Deferred income taxes	258,700	-	-	258,700
Other receivables and miscellaneous	730,425	7,887	-	738,312
	$ 101,866,418	$ 19,626	$ (18,474)	$ 101,867,570

* Agrees to the Duncan-Williams, Inc. Form X-17A-5

Duncan-Williams, Inc. and Subsidiaries

Consolidating Statement of Financial Condition (continued)

December 31, 2011

Liabilities and Stockholders' Equity	Duncan-Williams, Inc. *	Ofelia Capital, LLC	Eliminations	Consolidated Totals
Liabilities:				
Payable to brokers or dealers and clearing organization	$ 12,548,853	$ -	$ -	$ 12,548,853
Securities sold, not yet purchased, at fair value	52,702,273	-	-	52,702,273
Other Liabilities:				
Accounts payable	420,235	-	-	420,235
Income taxes payable	247,626	-	-	247,626
Deferred income taxes	290,200	-	-	290,200
Accrued expenses and other	5,195,614	1,152	-	5,196,766
	71,404,801	1,152	-	71,405,953
Stockholders' Equity:				
Common stock	7,288,057	-	-	7,288,057
Additional paid-in capital	1,820,990	-	-	1,820,990
Retained earnings	21,352,570	18,474	(18,474)	21,352,570
	30,461,617	18,474	(18,474)	30,461,617
	$ 101,866,418	$ 19,626	$ (18,474)	$ 101,867,570

* Agrees to the Duncan-Williams, Inc. Form X-17A-5